Exhibit 99.1
HYDROGENICS CORPORATION
REPORT OF VOTING RESULTS
(Section 11.3 of National Instrument 51-102)
In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of Hydrogenics Corporation (the “Issuer”) held on May 24, 2006.
1. Appointment of Auditor
By a vote by a show of hands, PricewaterhouseCoopers LLP was appointed auditor of the Issuer until the Issuer’s next annual meeting and the board of directors was authorized to fix the auditor’s remuneration.
2. Election of Directors
By a vote by a show of hands, the following directors of the Issuer were elected for a term expiring not later than the Issuer’s next annual meeting: Norman M. Seagram, Dr. Hugo Vandenborre, Douglas S. Alexander, Joseph Cargnelli, Frank Colvin, Donald J. Lowry, Pierre Rivard, V. James Sardo, William A. Szkodzinski, and Wesley Twiss.
Date: May 26, 2006

HYDROGENICS CORPORATION

By:	/s/ Salil Munjal

Name:	Salil Munjal
Title:	Vice President, Corporate Development and General Counsel